Attachment
                                        Re:  Item 77.C.

For period ending (a) 06-30-00
File Number 811-41

SUB-ITEM 77C:  Submission of Matters to a vote of Security Holders

     On March 8, 2000, at an annual meeting of stockholders of General American Investors Company, Inc., in addition to the election of directors and the ratification of the selection of auditors, the security holders approved a proposal to amend the Company's Restated Certificate of Incorporation to increase the authorized Common Stock of the Company from 30,000,000 to 50,000,000 shares.

     The number of votes cast with respect to the foregoing matter was as follows: in favor, 26,583,099; against 743,003; abstain 376,944.